FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the month of September, 2002

                       Telemig Celular Participacoes S.A.
                       (Telemig Cellular Holding Company)
                 (Translation of Registrant's Name Into English)

                        SCN QUADRA 3, Bloco A, Sobreloja
                            70713-000 Brasilia - DF,
                                     Brazil
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F X    Form 40-F
                                        --

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                    Yes    No X
                                       --     --

                                   SIGNATURES



         Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              Telemig Celular Participacoes S.A.



         Date:  September 27, 2002            By:  /s/ Joao Cox Neto
                                                 -------------------
                                              Name:  Joao Cox Neto
                                              Title: Chief Financial Officer and
                                                       Market Relations
                                                       Executive Officer

                                  EXHIBIT INDEX



1.       Notice of Cancellation of Extraordinary General Meeting
2.       Call Notice Extraordinary General Meeting